May 12, 2005


via U.S. mail and Facsimile

Don Jameson
President and Chief Executive Officer
Handy Hardware Wholesale, Inc.
8300 Tewantin Drive
Houston, Texas 77061


Re:	Handy Hardware Wholesale, Inc.
	Form S-2 filed April 22, 2005
	File No. 333-124252

Dear Mr. Jameson:

      We have the following comments on the above filings. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-2 filed April 22, 2005

Prospectus Cover Page

1. Please revise the cover page or prospectus summary to include the mailing address and telephone number of the principal executive offices. See Item 3 of Form S-2 and Regulation S-K Item 503(b).

2. Specifically disclose the period of the offering.

When Actual Stock Ownership is Less than Desired Stock Ownership, page 7

3. We note that member-dealers will be charged 2% on its warehouse purchases and the funds will accumulate until reaching $2000, at which time it will be used to purchase additional stock. Revise this section to discuss how a member-dealer with less than desired stock ownership will acquire additional Class B common stock and preferred stock if the member-dealer does not purchase any warehouse inventory.

Class A Common Stock and Class B Common Stock, page 9

4. We note that each member dealer is required to own 10 shares of Class A Common Stock but no member-dealer may own more than 10 shares of Class A Common Stock. We also note that Class A stockholders must offer to sell their shares to the company before selling them to a third person. Please discuss the conditions under which a stockholder would sell Class A shares including, if true, that Class
A stockholders may only sell their Class A shares if they are no longer a member-dealer. See Item 202(a)(1)(x) of Regulation S-K.

Incorporation of Documents by Reference, page 10

5. Please note that while Form S-2 permits the incorporation by reference of certain previously filed documents, it does not permit forward incorporation. In this regard, a post-effective amendment is necessary to meet the requirements of Section 10(a)(3), to reflect fundamental changes, or to disclose material changes in the plan of distribution. Please revise your disclosure accordingly.

6. Please revise this section to state that you will deliver the Form
10-K for the year ended December 31, 2004 and the Form 10-Q for the quarter ended March 31, 2005 as required by Item 11(a) of Form S-
2.
Otherwise, you should revise the prospectus to include the information required by Item 11(b) of Form S-2.

7. Revise this section to include all reports filed pursuant to
Section 13(a) or 15(d) of the Exchange Act since December 31,
2004.
See Form S-2 Item 12(a)(2).

Item 17.  Undertakings, page II-3

8. Please include the undertaking in Item 512(h).

Legality Opinion

9. Please delete assumption (iv) as it is inappropriate to assume that the shares will be authorized at the time of any offering or sale. Note that the filing of the registration statement constitutes a general solicitation for the shares and the offering is continuous.
Therefore, sufficient shares should be reserved for issuance pursuant to this offering already, and counsel should remove this assumption.

Form 10-K for the year ended December 31, 2004

Item 7.  Management`s Discussion and Analysis
Contractual Commitments and Obligations, page 9

10. In future filings, please specify the amount due under the credit facility. For example, state whether the amount outstanding under the credit facility is due on demand or whether a portion of the facility is due at regular intervals.

Independent Auditor`s Report, page 11

11. Your audit report should include a reference that the
engagement
was conducted in accordance with "the standards of the Public
Company
Accounting Oversight Board (United States)".  Please amend your
2004
Form10-K.  Refer to PCAOB Auditing Standard No. 1.

Also, please update the auditors` consent in the S-2 registration statement. The financial statements will also need to be updated unless the S-2 is declared effective by May 16, 2005.

Item 9A.  Controls and Procedures, page 31

12. We note your disclosures that the disclosure controls and procedures "are effective in alerting them on a timely basis to material information relating to the Company and required under the
Exchange Act to be disclosed in this report". In future filings, revise to state that the disclosure controls and procedures are designed to ensure that information required to be disclosed by the company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commissions rules and forms.

Item 12.  Security Ownership of Certain Beneficial Owners and
Management

13. In footnote 2 to the beneficial ownership table, we note the statement that one director "does not hold any of the voting or investment power with respect to the shares owned by the Member Dealer`s entity, all such power being held by other members of management of the affiliated entity." In future filings, please revise to disclose the natural person who has voting and investment control over these shares.




Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and
?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct accounting comments to Jennifer Do, Staff
Accountant, at (202) 942-1956 or, in her absence, to Al Pavot, Senior
Staff Accountant, at (202) 942-1764. Direct questions on disclosure issues to Tamara Brightwell, Staff Attorney, at (202) 824-5221 or, in her absence, to the undersigned at (202) 942-1950.


Sincerely,



Pamela A. Long
Assistant Director



cc: 	Lee Thompson
	Jenkens & Gilchrist, A Professional Corporation
	1401 McKinney, Suite 2600
	Houston, Texas 77010
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Handy Hardware Wholesale, Inc.
May 12, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE